                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM              TO
                                            ------------    -----------

                             COMMISSION FILE NUMBER

                 PULTE HOME CORPORATION INVESTMENT SAVINGS PLUS
                            (FULL TITLE OF THE PLAN)

                                PULTE CORPORATION
                 (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER)

                     33 BLOOMFIELD HILLS PARKWAY, SUITE 200
                           BLOOMFIELD HILLS, MI 48304
                                 (248) 647-2750
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER AND
               AREA CODE, OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES)

                               DATED: JUNE 29, 2000

REQUIRED INFORMATION

Item 4. Financial Statements and Supplemental Schedules for the Plan

The Pulte Home Corporation Investment Savings Plus (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23 Consent of Independent Auditors, Ernst & Young LLP

                             Pulte Home Corporation
                             Investment Savings Plus

                        Financial Statements and Schedule

 Year ended December 30, 1999 and as of December 30, 1999 and December 31, 1998

                                TABLE OF CONTENTS

Report of Independent Auditors................................................................4

Financial Statements

Statements of Assets Available for Plan Benefits .............................................5
Statement of Changes in Assets Available for Plan Benefits ...................................7
Notes to Financial Statements ................................................................8

Schedule

Schedule H, Line 4(i)-Schedule of Assets Held for Investment Purposes at End of Year ........13
Signatures ..................................................................................15

Exhibits

Consent of Independent Auditor...............................................................17

                         REPORT OF INDEPENDENT AUDITORS

 Board of Directors
 Pulte Home Corporation Investment
    Savings Plus

 We have audited the accompanying statements of assets available for plan benefits of Pulte Home Corporation Investment Savings Plus (the "Plan") as of December 30, 1999 and December 31, 1998, and the related statement of changes in assets available for plan benefits for the year ended December
 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Pulte Home Corporation Investment Savings Plus at December 30, 1999 and December 31, 1998, and the changes in its assets available for plan benefits for the year ended December 30, 1999, in conformity with accounting principles generally accepted in the United States.

 Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 30, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statements of assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ ERNST & YOUNG LLP
 Detroit, Michigan
 June 5, 2000

                             Pulte Home Corporation
                             Investment Savings Plus

     Statement of Assets Available for Plan Benefits, with Fund Information

                                December 30, 1999

                                                                       FUND INFORMATION
                                   ----------------------------------------------------------------------------------------
                                                     YIELD
                                                   ENHANCED
                                                  SHORT-TERM       VANGUARD     STATE STREET     VANGUARD       PUTNAM
                                                  INVESTMENT      WELLINGTON    STABLE VALUE   INSTITUTIONAL    VOYAGER
                                        CASH         FUND            FUND           FUND        INDEX FUND        FUND
                                   ----------------------------------------------------------------------------------------
ASSETS
  Investments, at fair value       $    24,198    $3,564,696     $21,918,812    $12,898,849    $ 32,356,795    $39,535,741
  Receivables:
    Employer contributions              38,294        85,619         389,972        178,405         618,048        578,322
    Interest and dividends                   -             -               -              -               -              -
                                   ----------------------------------------------------------------------------------------
                                        38,294        85,619         389,972        178,405         618,048        578,322
                                   ----------------------------------------------------------------------------------------
Assets available for plan
  benefits                         $    62,492    $3,650,315     $22,308,784    $13,077,254    $ 32,974,843    $40,114,063
                                   ========================================================================================

                                                                       FUND INFORMATION
                                   -------------------------------------------------------------------------
                                      SELIGMAN
                                       SMALL
                                   CAPITALIZATION    PULTE        TEMPLETON
                                       VALUE         STOCK         FOREIGN       PARTICIPANT
                                        FUND          FUND*          FUND           LOANS         TOTAL
                                   -------------------------------------------------------------------------
ASSETS
  Investments, at fair value       $   567,879    $4,433,133     $ 7,308,861    $ 3,219,955    $125,828,919
  Receivables:
    Employer contributions              30,941        80,441         140,468              -       2,140,510
    Interest and dividends                   -         7,430               -              -           7,430
                                   -------------------------------------------------------------------------
                                        30,941        87,871         140,468                      2,147,940
                                   -------------------------------------------------------------------------
Assets available for plan
  benefits                         $   598,820    $4,521,004     $ 7,449,329    $ 3,219,955    $127,976,859
                                   =========================================================================

See accompanying notes.

* Includes nonparticipant-directed funds.

                             Pulte Home Corporation
                             Investment Savings Plus

     Statement of Assets Available for Plan Benefits, with Fund Information

                                December 31, 1998



                                                                       FUND INFORMATION
                                   ----------------------------------------------------------------------------------------
                                                     YIELD
                                                   ENHANCED
                                                  SHORT-TERM       VANGUARD     STATE STREET     VANGUARD       PUTNAM
                                                  INVESTMENT      WELLINGTON    STABLE VALUE   INSTITUTIONAL    VOYAGER
                                        CASH         FUND            FUND           FUND        INDEX FUND        FUND
                                   ----------------------------------------------------------------------------------------
ASSETS
  Investments, at fair value       $    70,565    $3,467,986     $22,095,257    $11,950,195    $ 25,463,950    $25,943,051
  Receivables:
    Employer contributions                   -        84,682         408,191        176,421         511,355        532,412
    Interest and dividends                   -        15,393               -              -               -              -
                                   ----------------------------------------------------------------------------------------
                                             -       100,075         408,191        176,421         511,355        532,412
                                   ----------------------------------------------------------------------------------------
Assets available for plan
  benefits                         $    70,565    $3,568,061     $22,503,448    $12,126,616    $ 25,975,305    $26,475,463
                                   ========================================================================================

                                                                       FUND INFORMATION
                                   -------------------------------------------------------------------------
                                      SELIGMAN
                                       SMALL
                                   CAPITALIZATION    PULTE        TEMPLETON
                                       VALUE         STOCK         FOREIGN       PARTICIPANT
                                        FUND          FUND*          FUND           LOANS         TOTAL
                                   -------------------------------------------------------------------------
ASSETS
  Investments, at fair value       $   295,644    $1,514,976     $ 5,098,906    $ 3,227,268    $ 99,127,798
  Receivables:
    Employer contributions              17,455        48,605         146,314              -       1,925,435
    Interest and dividends                   -         1,740               -              -          17,133
                                   -------------------------------------------------------------------------
                                        17,455        50,345         146,314              -       1,942,568
                                   -------------------------------------------------------------------------
Assets available for plan
  benefits                         $   313,099    $1,565,321     $ 5,245,220    $ 3,227,268    $101,070,366
                                   =========================================================================

See accompanying notes.

* Includes nonparticipant-directed funds.

                             Pulte Home Corporation
                             Investment Savings Plus

           Statement of Changes in Assets Available for Plan Benefits

                          Year ended December 30, 1999


          Additions to assets attributed to:
            Contributions:
              Participants (Note 1)                                                                   $    9,639,973
              Employer                                                                                     2,708,395
                                                                                                     ----------------
                                                                                                          12,348,368
            Net assets from merger of the Radnor Homes, Inc.
              401(k) Salary Reduction Plan                                                                   716,558

            Interest income on participant loans                                                             212,287

            Investment income:
              Dividends                                                                                    1,320,445
              Interest                                                                                       910,898
              Net realized and unrealized appreciation
               in fair value of investments                                                               21,215,460
                                                                                                     ----------------
                                                                                                          23,446,803
                                                                                                     ----------------
          Total additions                                                                                 36,724,016

          Deductions from assets attributed to:
            Employee withdrawals                                                                         (9,811,075)
            Fees and expenses                                                                                (6,448)
                                                                                                     ----------------
          Total deductions                                                                               (9,817,523)
                                                                                                     ----------------

          Net increase                                                                                    26,906,493
          Assets available for plan benefits at
            beginning of year                                                                            101,070,366
                                                                                                     ----------------
          Assets available for plan benefits at
            end of year                                                                               $  127,976,859
                                                                                                     ================

          See accompanying notes.

                             Pulte Home Corporation
                             Investment Savings Plus

                          Notes to Financial Statements

                                December 30, 1999

1. DESCRIPTION OF PLAN

The following brief description of Pulte Home Corporation ("Company") Investment Savings Plus ("Plan") is provided for general information purposes only. Participants should refer to Plan documents for more complete information. Pulte Home Corporation is a wholly-owned subsidiary of Pulte Corporation.

GENERAL

The Plan is a defined contribution profit sharing plan for eligible employees of the Company and affiliated subsidiaries which have adopted the Plan. The Plan is administered by an Administrative Committee ("Committee") appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan assets are held and investment transactions are executed by U.S. Bank, as Trustee. Effective May 1, 1998, the Plan added the Pulte Stock Fund and the Seligman Small Capitalization Value Fund as plan investment options.

Effective January 1, 1999, the Plan merged The Radnor Homes, Inc. 401(k) Salary Reduction Plan sponsored by Radnor Homes, Inc. (an affiliate of the Company) into the Plan.

Effective December 30, 1999, the Plan changed its fiscal year to end on December 30 of each year. Therefore, the current Plan year is January 1, 1999 to December 30, 1999. Each of the next Plan years will be December 31 to the following December 30.

ELIGIBILITY

All nonunion, full-time salaried and sales employees of Pulte Corporation and of the Company and its subsidiaries that have adopted the Plan are eligible to participate on the first day of the month coincident with or next following the completion of six months of employment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                             Pulte Home Corporation
                             Investment Savings Plus

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Contributions to participants' accounts are effected through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by Pulte Corporation and by the Company and its subsidiaries. At the discretion of their Boards of Directors, the Company and its subsidiaries may make additional contributions to the accounts of Plan participants. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code Section 401(k)(3).

For 1999 and 1998, Pulte Corporation and the Company and its subsidiaries matched an amount on behalf of each participant for whom basic contributions were made, based on the participant's length of service with the Company in accordance with the following schedule:

     A.) Less than one year of service: 100% of the first $300 of participant's contributions.

     B.) 1-2 years of service: 100% of the first $600 of participant' contributions.

     C.) 2-3 years of service: 100% of the first $900 of participant' contributions.

     D.) 3-4 years of service: 100% of the first $1,200 of participant' contributions.

     E.) 4 or more years of service: 100% of the first $1,500 of participant' contributions.

Contributions may be invested in one or more of the investment options provided by the plan. The Plan presently provides eight investment options: Yield Enhanced Short-Term Investment Fund, Vanguard Wellington Fund, State Street Stable Value Fund, Vanguard Institutional Index Fund, Putnam Voyager Fund, Templeton Foreign Fund, Seligman Small Capitalization Value Fund, and Pulte Stock Fund.

Participants may change their investment directives and contribution amounts on a daily basis via an automated telephone service. Discretionary contributions which are to be allocated to each participants' "Special Contributions Account" are invested solely in the Pulte Stock fund, and are not available for investment direction.

                             Pulte Home Corporation
                             Investment Savings Plus

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

ALLOCATIONS

Contributions to the Plan are allocated to participants' individual accounts on the date of receipt by the Trustee.

Discretionary contributions made by Pulte Corporation and the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

DISTRIBUTION

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant's account balance. Such distributions are generally made in a lump sum.

VESTING

A participant's account balance is fully vested and nonforfeitable.

TERMINATION

Although the Company intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant's account would remain fully vested as of the date of termination of the Plan. Plan funds would continue to be invested and would continue to be held in the custody of the Plan's Trustee.

The Plan's Trustee would pay the balance of each participant's Plan account in a lump sum at the earlier of age 59-1/2, disability, death or when employment with the Company is terminated.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are presently paid by the Company.

                             Pulte Home Corporation
                            Investment Savings Plus

                   Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies followed by the Plan:


          Accounting Basis-The accounting records of the Plan are maintained on the accrual basis.

          Investment Valuation-Investments in money market instruments are carried at cost which approximates fair value. Investments in mutual funds are carried at fair value based on quoted market prices.

          Management Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3. NONPARTICIPANT-DIRECTED INVESTMENTS

The Pulte Stock Fund includes a non-participant directed investment. Information about the significant components of changes in net assets related to the stock fund is as follows:

                                                            YEAR ENDED
                                                        DECEMBER 30, 1999
                                                        -----------------

Change in net assets:
     Contributions                                          $1,000,193
     Interest income on participant loans                       44,086
     Dividends                                                  26,366
     Interest                                                    7,425
     Net realized and unrealized
       depreciation in fair value                             (459,127)
     Distributions to participants                            (128,359)
     Net transfers among funds                               2,465,099
                                                             ---------
                                                            $2,955,683
                                                            ==========

                             Pulte Home Corporation
                             Investment Savings Plus

                    Notes to Financial Statements (continued)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 1992 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been restated in its entirety subsequent to the receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

                 Pulte Home Corporation Investment Savings Plus


                             Employee ID #38-1545089
                                    Plan #001

                       Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes At End of Year

                                  December 30, 1999



                                               DESCRIPTION OF INVESTMENT INCLUDING
 IDENTITY OF ISSUE, BORROWER,                    MATURITY DATE, RATE OF INTEREST,                   SHARES/                CURRENT
   LESSOR OR SIMILAR PARTY                      COLLATERAL, PAR OR MATURITY VALUE                    UNITS                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
* Cash - First Bank National Association      First American Prime Obligation Class C                24,198              $    24,198

  State Street Stable Value Fund:

    State Street Global Advisors              Yield Enhanced Short-Term Investment Fund             623,349                  623,349

    State Street Global Advisors              Principal Accumulation Return Fund                 10,054,699               10,054,699

    Allstate Life Insurance Company           Guaranteed Investment Contract, interest rate
                                                7.99%, matures January 14, 2000                     524,213                  524,213

    Continental Assurance Company             Group Annuity Contract, interest rate 5.83%
                                                matures January 15, 2000                          1,696,588                1,696,588

                                                                                                                         -----------
  Subtotal State Street Stable Value Fund                                                                                 12,898,849

  State Street Global Advisors                Yield Enhanced Short-Term Investment Fund           3,564,696                3,564,696

  The Vanguard Group of Investment Companies  Vanguard Wellington Fund                              786,184               21,918,812

                                              Vanguard Institutional Index Fund                     240,555               32,356,795

* Party-in-interest

                 Pulte Home Corporation Investment Savings Plus

                             Employee ID #38-1545089
                                    Plan #001


            Schedule H, Line 4(i)-Schedule of Assets Held for Investment Purposes At End of Year (continued)

                                                         December 30, 1999

                                             DESCRIPTION OF INVESTMENT INCLUDING
 IDENTITY OF ISSUE, BORROWER,                  MATURITY DATE, RATE OF INTEREST,                 SHARES/                  CURRENT
   LESSOR OR SIMILAR PARTY                    COLLATERAL, PAR OR MATURITY VALUE                  UNITS                    VALUE
------------------------------------------------------------------------------------------------------------------------------------
   Putnam Investments                    Putnam Voyager Fund                                   1,290,752              $ 39,535,741

   Templeton Funds, Inc.                 Templeton Foreign Fund                                  653,160                 7,308,861

   Seligman Value Fund Series, Inc.      Seligman Small Capitalization Value Fund                 73,369                   567,879

*  Pulte Corporation                     Pulte Corporation Common stock                          193,330                 4,433,133


*  Employee Loans Receivable             Individual employee loans with varying
                                           maturity dates and interest rates ranging
                                           from 7.75% to 12.25%                                                          3,219,955
                                                                                                                      ------------
   Total Investments                                                                                                  $125,828,919
                                                                                                                      ============


   There were no investment assets reportable as acquired and disposed of during the year.

* Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the 401(k) Committee Members who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2000                       By: /s/ Michael A. O'Brien
                                        -------------------------------------
                                            Michael A. O'Brien
                                    Vice President of Corporate Development &
                                            Human Resources

                                INDEX TO EXHIBITS


                                                                   Page in Sequential Numbering
                                                                   System in Manually Signed
    Exhibit                                                        Original on which Exhibits
    Number                         Description                     May be Found
------------------------------------------------------------------------------------------------------
    23                             Consent of Independent          17
                                   Auditors